EXHIBIT 23

Consent of Independent Accountants

To the Board of Directors

CenterSpan Communications Corp.:

We consent to incorporation by reference in the registration statement (Nos. 333-40323, 333-57521 and 333-59610) on Form S-8 and registration statement (Nos. 333-68192, 333-55554, 333-73333 and 333-86825) on Form S-3 of CenterSpan Communications Corp. and subsidiaries of our report dated February 15, 2002, except for Note 16, as to which the date is March 29, 2002, with respect to the consolidated statements of operations, shareholders’ equity and cash flows of CenterSpan Communications Corp. and subsidiaries for the three years in the period ended December 31, 2001, which report appears in the December 31, 2001 Form 10-K of CenterSpan Communications Corp. filed on or about March 29, 2002.

/s/ KPMG LLP

Portland, Oregon
March 29, 2002